Exhibit 99.2
press release

ArcelorMittal announces new $2.2 billion share buyback program

29 July 2021, 07:30 CET

ArcelorMittal (the ‘Company’) today announces a new share buyback program in the amount of $2.2 billion (the ‘Program’) under the authorization given by the annual general meeting of shareholders held on 8 June 2021 (the ‘AGM Authorization’).

For the background to this Program, reference is made to the Company’s second quarter and half year 2021 results press release dated 29 July 2021 which outlines that it will (i) return the proceeds from the redeemed Cleveland Cliffs preference shares and (ii) advance a part of its prospective 2022 capital return to shareholders (to be funded from 2021 surplus cash flow under the capital return policy announced in February 2021) by launching a new $2.2 billion share buyback. This Program will be completed by 31 December 2021, subject to market conditions.

The shares acquired under the Program are intended:

1) To meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, and/or;
2) To reduce its share capital.

ArcelorMittal intends to repurchase shares for an aggregate maximum amount of $2.2 billion in accordance with the AGM Authorization and applicable market abuse regulations. The Program will commence on 2 August 20211.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

1 The Significant Shareholder has declared its intention to enter into a share repurchase agreement with ArcelorMittal, to sell each trading day on which ArcelorMittal has purchased shares under the Program, an equivalent number of shares, at the proportion of the Significant Shareholder’s stake in the Company of 36.34% of issued and outstanding shares of ArcelorMittal, at the same price as the shares repurchased on the market. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s voting rights in ArcelorMittal’s issued share capital (net of treasury shares) at the current level, pursuant to the Program.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com